January 27, 2010
Via EDGAR Correspondence and Federal Express
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-4631

Attn:	Terence O’Brien, Accounting Branch Chief Jenn Do, Staff Accountant Al Pavot, Staff Accountant Edward M. Kelly, Senior Counsel Dietrich A. King, Staff Attorney

Re:	H&E Equipment Services, Inc.
Form 10-K for the year ended December 31, 2008 filed March 4, 2009
Definitive Proxy Statement on Schedule 14A filed April 20, 2009
Form 10-Q for the quarter ended September 30, 2009
filed November 4, 2009
File No. 0-51759
Ladies and Gentlemen:
In connection with the questions and comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to me, dated December 10, 2009, and the response filed by Bonnie A. Barsamian on January 12, 2010 on behalf of H&E Equipment Services, Inc. (the “Company”), at the Staff’s request the Company acknowledges that:
(i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
(ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
(iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this letter, please contact the undersigned at 225.298.5261.
Very truly yours,
/s/ Leslie S. Magee
Leslie S. Magee

cc:	Scott Bozzell Bonnie A. Barsamian Sara Bucholtz